

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Anthony E. Malkin
Chairman, Chief Executive Officer, and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

>   **Re: Empire State Realty Trust, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-11**
>   **Filed July 10, 2013**
>   **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Risk Factors, page 10

1.   Please revise to include a summary risk factor related to your risk factor on page 58 entitled, "The concentration of our ownership may adversely affect the ability of new investors to influence our policies."

2.   Refer to the fourth bulleted risk factor on page 11 regarding your pending litigation. Please revise to include a cross-reference to your related disclosure beginning on page 225.

Option Properties, page 22

3.   We note your disclosure that you do not intend to exercise the option for interests in either 112-122 West 34th Street or 1400 Broadway prior to closing of this offering. We also note that the litigation has been resolved for one property but not the other and that such resolution is a prerequisite to your exercising the options. Please clarify whether you may exercise your option to acquire 112-122 West 34th Street before or without exercising your option to acquire 1400 Broadway.

Risk Factors, page 30

"There is currently litigation and the potential for additional litigation …," page 49

4.   We note your disclosure on pages 50 and 227 regarding the appeal of the trial court's rulings in the Class Actions and your statement that if the court's decision was reversed by the appellate court, that it could have a material effect on you including injunctive relief. Please describe in greater detail the possible material effect that would result from injunctive relief.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 87

Liquidity and Capital Resources, page 116

5.   Refer to your first full paragraph on page 119. To the extent known, please provide a percentage breakdown of your funding of tenant improvements and leasing commission costs using operating cash flow, versus borrowings under the secured revolving and term credit facility. Please do the same in the second paragraph on page 119 regarding the funding of capital improvements needed to complete the renovation and repositioning program at the Empire State Building.

6.   We note your added disclosure on page 120. Please revise parts (ii) – (v) to provide more detail regarding the purpose of these loans. In addition, please more specifically identify the "existing loan" in part (i) and the "existing entity" in part (v).

Consolidated Indebtedness to be Outstanding after this Offering, page 121

Secured Revolving and Term Credit Facility, page 122

7.   We note your disclosure in the carryover paragraph at the top of page 123 regarding the fact that your extensions are subject to customary conditions. Please disclose whether you are currently in compliance with such conditions.

Interest, page 123

8.   We note your added disclosure regarding the potential interest rate ranges. Please also provide these percentages based on your current leverage ratio and your current credit rating, or tell us why this is not appropriate.

Property Revenue and Operating Expenses, page 218

9.   We note your disclosure of net operating income per property. You state that the information is as of March 31, 2013. Please clarify if the net operating income is presented on a twelve month basis and whether it is a trailing twelve month amount or an annualized amount. Also, please tell us how this information ties to the operating results presented in your filing and explain how it reconciles in your disclosure.

Business and Properties, page 177

Legal Proceedings, page 225

10.   We note your disclosure on page 226 that the terms of the settlement agreement include a payment of $55 million, with a minimum of 80% cash and maximum of 20% in freely-tradable shares of common stock and/or partnership units. We also note your disclosure that the payment in settlement of the Class Actions will be made by the Helmsley estate, affiliates of the supervisor, and certain investors in the private existing entities. Please revise to confirm whether the payment by these persons could be made in part with freely-tradable shares of common stock and/or partnership units and advise us of the exemption from registration that these persons intend to rely upon.

Management, 228

Board Committees, page 233

11.   We note your added disclosure regarding your investment committee. Please provide greater detail regarding the responsibilities of this committee, including, for example, whether certain acquisitions will require committee approval.

Unaudited Pro Forma Financial Information, page F-3

12.   We note the Opinions and Orders issued by the court on May 17, 2013 related to the Class Action Settlement and related attorneys' fees and costs. Please expand your pro forma disclosure to address your consideration of this settlement when preparing your pro forma financial statements.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income (in thousands
except per share amounts), page F-22

Adjustment (KK), page F-29

13.   Please revise to show how you calculated the decrease in interest expense including the
        interest rates you used, the basis for the interest rates, the historical amounts of interest
        backed out, and the new amounts of interest added.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief